UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                  June 22, 2005


                        Commission File Number: 0-30232

                             APIVA VENTURES LIMITED
                 (Translation of registrant's name into English)

            Suite 238 - 1926 Como Lake Avenue Coquitlam, B.C. V3J 7X8
         --------------------------------------------------------------
                    (Address of principal executive offices)


       [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]


                           Form 20-F |X| Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934. ]


                                 Yes |_| No |X|


    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item: 1 Change in Control of Registrant

During 2005, the Company entered into an acquisition agreement for the European rights to a film library for which the Company issued 50,000,000 shares of common stock of the Company. Subsequent to December 31, 2005, the directors of the Company terminated the acquisition and rescinded the share issuance. The transaction was rescinded due the Company's inability to ascertain the various rights to the distribution of the extensive film library.





July 11, 2006                                       APIVA VENTURES LIMITED



                                                   By /s/ Nicholas Alexander
                                                  ------------------------------
                                                          Nicholas Alexander
                                                          Secretary